40-33

Paul, Hastings, Janofsky & Walker LLP
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Paul Hastings

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brianhurley@paulhastings.com

October 1, 2004

37269.00006

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc. (the "Fund")
Registration No. 811-4088

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was filed in the United States District Court for the District of Maryland, against The Charles Schwab Corporation ("Schwab"), Charles Schwab & Co., Inc., U.S. Trust Company, N.A., United States Trust Company of New York, the Fund, Excelsior Funds Trust, Excelsior Tax-Exempt Funds, Inc., James L. Bailey, Frederick S. Wonham, Donald L. Campbell, Rodman L. Drake, Joseph H. Dugan, Wolfe J. Frankl, W. Wallace McDowell, Jr., Robert A. Robinson, Alfred C. Tannachion, Ralph E. Gomory, Morrill Melton ("Mel") Hall, Jr., Roger M. Lynch, Jonathan Piel, Stephen C. Hassenfelt and Brian F. Schmidt as Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian Hurley

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/402940.1

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

In Re EXCELSIOR, FEDERATED, SCUDDER)	Case No. 1:04-MD-15861-CCB
This Document Pertains To:)	
Excelsior Subtrack)	

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Lead Plaintiff James Hauslein and plaintiff Donald Brown (collectively, "Plaintiffs"), by their undersigned attorneys, individually and on behalf of all others similarly situated, make the following allegations for their Consolidated Amended Class Action Complaint. These allegations are based on plaintiffs' personal knowledge as to themselves and their purchases and holdings of shares of Excelsior mutual funds, and on information and belief derived from investigations of their counsel as to all other matters. The investigations of counsel included, among other things, review of public filings by the Excelsior Funds (as defined herein) with the U.S. Securities and Exchange Commission ("SEC"), press releases and other public statements issued or made by Excelsior and its officers and/or trustees, and interviews with persons having knowledge regarding Excelsior's activities during the relevant time period. Plaintiffs believe that the ongoing investigations of their counsel will yield further information in support of the claims alleged herein.

NATURE OF THE ACTION

1. This is a class action brought on behalf of a class (the "Class") consisting of all persons (other than defendants, their families and affiliates) who, during the period from December 12, 1998 to November 16, 2003, inclusive (the "Class Period"), purchased and/or held shares in any mutual fund in the Excelsior Family of Funds advised and/or managed by U.S. Trust (as defined herein), and were adversely affected by market timing in Excelsior mutual funds. Plaintiffs bring this action to remedy violations of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 ("the Exchange Act"), the Investment Company Act of 1940 (the "ICA"), and the common law of the states of Connecticut, Delaware, Maryland and/or New York.

2. This class action concerns improper trading practices in the Excelsior Funds. In particular, defendants perpetrated a scheme that deprived Plaintiffs and the other members of the Class of millions dollars of their hard-earned monies that they invested in mutual funds, which were traditionally viewed as relatively safe investments for long-term investors.

3. The scheme employed by defendants was "market timing" of the Excelsior Funds, an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. Excelsior improperly permitted certain investors to market time the Excelsior Funds, thereby allowing these favored investors to take advantage of short-term inefficiencies in the pricing of the Excelsior Funds in order to reap millions of dollars of short-term profits at the expense of long-term investors, including Plaintiffs and the other members of the Class.

4. Excelsior allowed certain favored investors to engage in market timing in order to increase the amount of assets in the Excelsior Funds, which produced greater fees for Excelsior at the expense of other investors, including Plaintiffs and the other members of the Class.

5. Excelsior never disclosed that it was permitting certain favored investors to engage in market timing, which had detrimental effects on other investors, including Plaintiffs and the other members of the Class. Thus, Plaintiffs and the other members of the Class purchased and/or held shares of the Excelsior Funds without knowing that Excelsior was permitting certain favored investors to engage in market timing, and thus effectively to steal profits from, and increase fees and expenses for, long-term investors.

6. Excelsior, however, did not act alone in the perpetration of this scheme, which cost innocent investors millions of dollars in investment losses and improper fees. For example, in addition to selling the right to engage in market timing (generally known as "timing capacity") directly to certain select investors, Excelsior also engaged various brokerage firms to sell timing capacity on its behalf. As detailed below, these brokerage firms negotiated for timing capacity in the Excelsior Funds and then sold this capacity to the market timers. These brokers received substantial fees, which were calculated as a percentage of the amounts traded by the market timers, from both the timers and Excelsior.

7. The wrongful conduct of brokers was not limited to negotiating for and selling timing capacity in the Funds. Certain brokerage houses also executed, or "cleared," timing transactions, with full knowledge of the harmful effects of timing on the performance of mutual funds, in return for fees paid by both Excelsior and the market timers themselves. These brokers implemented a variety of deceptive devices and schemes for the purpose of facilitating market

timing. Other large brokerage firms provided sophisticated financing arrangements to market timers that included the creation of false accounts to facilitate the timing scheme, all in return for substantial fees and other compensation.

8. As a result of their schemes, the defendants – including Excelsior; the favored investors who were allowed to engage in market timing; and the brokers, clearing platforms, and other middlemen who participated in and facilitated the improper trading – profited handsomely, while long-term investors, including Plaintiffs and the other members of the Class, suffered enormous damages.

JURISDICTION AND VENUE

9. Both this Court and the respective transferor courts have jurisdiction over the federal law claims asserted herein pursuant to 28 U.S.C. § 1331, Section 22 of the Securities Act (15 U.S.C. § 77v), Section 27 of the Exchange Act (15 U.S.C. § 78aa), and Section 44 of the ICA (15 U.S.C. § 80a-43). Pursuant to 28 U.S.C. § 1367, both this Court and the respective transferor courts may exercise supplemental jurisdiction over the state law claims asserted herein. Pursuant to the decision of the MDL Panel, this action has been transferred to the District of Maryland for adjudication. Accordingly, venue is proper in both this District and the respective transferor districts.

PARTIES

THE PLAINTIFFS

10. Plaintiff James Hauslein ("Hauslein") purchased and held shares of the Excelsior High Yield Institutional Fund during the Class Period and has been damaged thereby. Pursuant

to Case Management Order No. 1, approved by the Court on or about May 25, 2004, the Court appointed Hauslein to serve as Lead Plaintiff in the Excelsior Subtrack.

11. Plaintiff Donald Brown purchased and held shares of the Excelsior Value & Restructuring Fund during the Class Period and has been damaged thereby.

THE DEFENDANTS

Parent Entities

12. Defendant The Charles Schwab Corporation is one of the nation's largest financial services firms, which, through its subsidiaries, provides securities brokerage and related financial services for over 7 million active accounts. The Charles Schwab Corporation maintains its principle place of business at 101 Montgomery Street, San Francisco, California 94104. The Charles Schwab Corporation also maintains offices within this District.

13. Defendant Charles Schwab & Co., Inc. is a subsidiary of The Charles Schwab Corporation. Charles Schwab & Co., Inc. maintains its principle place of business at 101 Montgomery Street, San Francisco, California 94104. Charles Schwab & Co., Inc. also maintains offices within this District.

14. Defendants The Charles Schwab Corporation and Charles Schwab & Co., Inc. are collectively referred to herein as "Charles Schwab."

Advisors

15. Defendant U.S. Trust Company, N.A., acting through its registered investment advisory division, U.S. Trust Company, N.A. Asset Management Division, serves as an investment advisor to the Excelsior Family of Funds. U.S. Trust Company, N.A. is a national bank organized under the laws of the United States which maintains its principle place of

business at 225 High Ridge Road, Stamford, Connecticut 06905. U.S. Trust Company, N.A. is a wholly-owned subsidiary of U.S. Trust Corporation, a registered bank holding company. U.S. Trust Corporation is a wholly-owned subsidiary of Charles Schwab.

16. Defendant United States Trust Company of New York, acting through its registered investment advisory division, U.S. Trust New York Asset Management Division, serves as an Investment Advisor to the Excelsior Family of Funds. United States Trust Company of New York is a state chartered bank and trust company and a member bank of the Federal Reserve System with its principal offices at 114 W. 47th St., New York, New York 10036. United States Trust Company of New York is a wholly-owned subsidiary of U.S. Trust Corporation.

17. Defendants U.S. Trust Company, N.A. and United Stated Trust Company of New York acted as investment advisors to the Excelsior Funds at all relevant times and had ultimate responsibility for overseeing the day-to-day management of the Excelsior Family of Funds. Defendants U.S. Trust Company, N.A. and United Stated Trust Company of New York are collectively referred to herein as "U.S. Trust" or the "Advisors."

Registrants

18. Defendant Excelsior Funds Trust (formerly known as Excelsior Institutional Trust) is a statutory trust organized under the laws of the State of Delaware. Excelsior Funds Trust is the registrant and issuer of the shares of the following Excelsior Funds: Equity Income Fund; High Yield Fund; Mid-Cap Value Shares Fund; Institutional Equity Fund; Institutional Funds International Equity Fund; Institutional Money Fund; Institutional Total Return Fund; and

Optimum Growth Fund. Excelsior Funds Trust maintains its principle place of business at 114 W. 47th Street, New York, New York 10036.

19. Defendant Excelsior Funds, Inc. is incorporated under the laws of the State of Maryland. Excelsior Funds, Inc. is the registrant and issuer of the shares of the following Excelsior Funds: Small Cap Fund; Biotechnology Fund; Blended Equity Fund; Emerging Markets Fund; Energy & Natural Resources Fund; High Yield Fund; Large Capital Growth Fund; Real Estate Fund; Value & Restructuring Fund; Government Money Fund; Intermediate-Term Managed Income Fund; International Fund; Managed Income Fund; Money Fund; Pacific/Asia Fund; Pan European Fund; Short Term Government Securities Fund; and Treasury Money Fund. Excelsior Funds, Inc. maintains its principle place of business at 114 W. 47th Street, New York, New York 10036.

20. Defendant Excelsior Tax-Exempt Funds, Inc. is incorporated under the laws of the State of Maryland. Excelsior Tax-Exempt Funds, Inc. is the registrant and issuer of the shares of the following Excelsior Funds: California Tax-Exempt Income Fund; Intermediate-Term Tax Exempt Fund; Long Term Tax Exempt Fund; Short-Term Tax Exempt Securities Fund; Tax-Exempt Fund; and New York Intermediate Term Tax Exempt Fund. Excelsior Tax Exempt Funds, Inc. maintains its principle place of business at 114 W. 47th Street, New York, New York 10036.

21. Defendants Excelsior Funds Trust, Excelsior Funds, Inc. and Excelsior Tax Exempt Funds, Inc. are collectively referred to herein as the "Registrants."

22. The mutual funds issued by the Registrants are collectively referred to herein as the "Excelsior Funds."

Officers, Directors and Trustees

23. Defendant Frederick S. Wonham ("Wonham") served as Chairman of the Board, President and Treasurer of Excelsior Tax Exempt Funds, Inc. from before the beginning of the Class Period until 2001, and has continued to serve as a director of Excelsior Tax Exempt Funds, Inc. since 2001. Wonham served as President of Excelsior Funds Trust from before the beginning of the Class Period until February 2002, and has served as a trustee and Chairman of the Board of Excelsior Funds Trust at all relevant times hereto. Wonham served as Chairman of the Board of Excelsior Funds, Inc. from 1998 to November 2003, and as President and Treasurer of Excelsior Funds, Inc. from 1998 to February 2002.

24. Defendant Donald L. Campbell ("Campbell") served as a director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 2001, and as a director of Excelsior Funds, Inc. from 1998 to May 2000.

25. Defendant Rodman L. Drake ("Drake") served as a director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust at all relevant times hereto, and as a director of Excelsior Funds, Inc. from 1998 to November 2003.

26. Defendant Joseph H. Dugan ("Dugan") served as director of Excelsior Tax Exempt Funds, Inc. from before the beginning of the Class Period until 2000, as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 2001, and as a director of Excelsior Funds, Inc. from 1998 to December 2000.

27. Defendant Wolfe J. Frankl ("Frankl") served as director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 2001, and as a director of Excelsior Funds, Inc. from 1998 to July 2000.

28. Defendant W. Wallace McDowell, Jr. ("McDowell") served as director of Excelsior Tax Exempt Funds, Inc. from before the beginning of the Class Period until 2000, as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 1999, and as a director of Excelsior Funds, Inc. from 1998 to December 2000.

29. Defendant Jonathan Piel ("Piel") served as a director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust at all relevant times hereto, and as a director of Excelsior Funds, Inc. from 1998 to November 2003.

30. Defendant Robert A. Robinson ("Robinson") served as director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 2001, and as a director of Excelsior Funds, Inc. from 1998 to December 2000.

31. Defendant Alfred C. Tannachion ("Tannachion") served as director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust from before the beginning of the Class Period until 2001, and as a director of Excelsior Funds, Inc. from 1998 to December 2000.

32. Defendant Morrill Melton Hall, Jr. ("Hall") has served as a director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust since July 2000. Hall served as a director of Excelsior Funds, Inc. from 2000 to November 30, 2003.

33. Defendant Ralph E. Gomory ("Gomory") served as a director of Excelsior Tax Exempt Funds, Inc. from September 2001 until 2002, as a trustee of Excelsior Funds Trust from September 2001 until 2002, and as a director of Excelsior Funds, Inc. from September 2001 to February 2003.

34. Defendant Roger M. Lynch ("Lynch") has served as a director of Excelsior Tax Exempt Funds, Inc. and as a trustee of Excelsior Funds Trust since September 2001. Lynch served as a director of Excelsior Funds, Inc. from September 2001 to November 2003.

35. Defendant Stephen C. Hassenfelt ("Hassenfelt") served as President of each of Excelsior Tax Exempt Funds, Inc., Excelsior Funds Trust, and Excelsior Funds, Inc. from February 2002 until 2003.

36. Defendant James Bailey ("Bailey") has served as President of each of Excelsior Tax Exempt Funds, Inc., Excelsior Funds Trust, and Excelsior Funds, Inc. since 2003.

37. Defendant Brian F. Schmidt ("Schmidt") has served as Vice President, Chief Financial Officer and Treasurer of each of Excelsior Tax Exempt Funds, Inc. and Excelsior Funds Trust since February 2001. Schmidt served as Vice President and Chief Financial Officer of Excelsior Funds, Inc. from February 2001 to November 2003, and as Treasurer of Excelsior Funds, Inc. from July 2001 to November 2003.

38. Collectively, the defendants identified in paragraphs 23-37 are referred to herein as the "Officers, Directors and Trustees."

39. Collectively, the defendants identified in paragraphs 15-37 are be referred to herein as "Excelsior" or the "Excelsior Defendants."

Canary

40. Defendants Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (collectively, "Canary") are investment companies with their principal executive offices located at 400 Plaza Drive, Secaucus, New Jersey 07094. Defendant

Edward J. Stern ("Stern") is the Managing Principal of Canary. Canary engaged in market timing of shares of the Excelsior Funds during the Class Period.

Brokers and Clearing Platforms

41. Defendant Wall Street Discount Corporation ("Wall Street Discount") is a financial services company with its principal executive offices located at 100 Wall Street, Seventh Floor, New York, New York 10005. Wall Street Discount, acting for itself and/or as broker for, among others, Canary, engaged in market timing of shares of the Excelsior Funds during the Class Period.

42. Defendant Bank of America Corporation ("Bank of America") is a financial services company with its principal executive offices located at 100 North Tryon Street, Charlotte, North Carolina 28255. Bank of America, acting for itself and/or as broker and/or clearing platform for, among others, Canary, engaged in market timing of shares of the Excelsior Funds during the Class Period.

43. Defendant The Bear Stearns Companies, Inc. ("Bear Stearns") is a financial services company with its principal executive offices located at 383 Madison Avenue, New York, New York 10179. Bear Stearns, acting for itself and/or as broker and/or clearing platform for, among others, Canary, engaged in market timing and/or late trading of shares of the Excelsior Funds during the Class Period.

44. Collectively, the defendants identified in paragraphs 41-43 will be referred to herein as the "Broker and Clearing Platform Defendants."

HOW MARKET TIMING HARMS MUTUAL FUND INVESTORS

45. Market timing causes significant harm to mutual fund investors in a variety of ways. For example, market timing causes "dilution" of returns, by not only depriving mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been, thus magnifying the losses experienced by other investors in the fund.

46. The harm to mutual fund investors from market timing extends beyond dilution. For example, successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash, which in turn dramatically increases transaction costs, such as commissions, that eat away at returns. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market, which imposes costs on the fund's long term investors.

47. Market timing also harms mutual investors by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are sometimes forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible,

publicly stated investment strategy of their funds, and incurring further transaction costs.

48. Experts estimate that mutual fund investors have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty -gsb.stanford.edu/ zitzewitz/ Research/arbitrage1002.pdf.; Money, October 2003, "The Great Fund Rip-Off" at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

THE SCHEME AT EXCELSIOR

49. During the Class Period, Excelsior had extensive market timing agreements with various broker-dealers, hedge funds, and other selected investment companies. These agreements were made with the knowledge and approval of Excelsior's top management and generated millions of dollars in fees for Excelsior.

50. The Excelsior Defendants knew that their market timing agreements violated the terms of Excelsior's Prospectuses and that allowing selected investors to engage in market timing would dilute shareholder returns and increase fees and expenses for other Excelsior shareholders.

51. In addition to their agreements with certain favored investors, the Excelsior Defendants knew, or through the exercise of reasonable diligence should have known, that numerous investors were engaging in market timing "under the radar," i.e., without entering into market timing agreements with Excelsior. Nevertheless, in breach of their fiduciary duties and with intent to defraud shareholders, the Excelsior Defendants permitted this "under the radar" market timing activity to continue unchecked, even though they knew that it would dilute

shareholder returns and increase fees and expenses for other Excelsior shareholders.

52. In breach of their fiduciary duties and with intent to defraud shareholders, the Excelsior Defendants put their own interests ahead of shareholders' interests and acted to enrich themselves at the expense of shareholders.

EXCELSIOR'S MARKET TIMING AGREEMENTS WITH CANARY

53. In 1999 and early 2000, Canary engaged in regular "under the radar" timing of Excelsior Funds, particularly international funds. Beginning in June 2000, however, Excelsior began to impose redemption fees on sales of Excelsior Funds, which made it less profitable for Canary to time them. Thus, Canary substantially reduced its timing activity in Excelsior Funds.

54. In December 2001, Angela Pak ("Pak"), a broker at Wall Street Discount, offered Canary capacity to time Excelsior Funds that was "negotiated," i.e., approved by Excelsior.

55. On December 26, 2001, Pak sent an email to Noah Lerner ("Lerner") at Canary which stated:

> I just wanted to go over the details of the [E]xcelsior arrangement. The three equity funds you can use are – UMREX [Excelsior Real Estate Fund], UMLCX [Excelsior Small Cap Fund], UMBIX [Excelsior Value & Restructuring Fund]. [Excelsior] want[s] us to use the money market – UMTXX [to exchange money in and out of the funds]. Below is how they want us to allocate the money.
>
> Total – $10,000,000
>
> UMREX – $500,000
> UMLCX – $500,000
> UMBIX – $7,000,000
>
> $2,000,000 needs to remain static and can be divided any way you want into the three funds.

The initial buy into UMTXX of $10,000,000 will be placed by January 2, 2002.

Let me know if this works for you.

56. Canary immediately accepted the terms of the agreement set forth in Pak's December 26, 2001 email, and funded its $10,000,000 investment on or about January 2, 2002.

57. From January to May 2002, Canary market timed Excelsior Funds through a brokerage account at Wall Street Discount and paid Wall Street Discount a fee of 100 basis points (0.1%) per year on the $10,000,000 investment.

58. In May 2002, Canary moved its Excelsior market timing account to Security Trust, but kept Wall Street Discount as "broker of record," which ensured that Wall Street Discount would continue to receive its fee. Canary moved its account to Security Trust because, among other things, Security Trust allowed Canary to "late trade" Excelsior Funds, i.e., to place orders after the markets closed at 4:00 p.m. eastern time, which allowed Canary to take advantage of post-closing information and still receive that day's price.

59. In September 2002, while Canary was still market timing Excelsior Funds through Security Trust and Wall Street Discount, Michelle Brugman ("Brugman"), a "capacity consultant" at Anna B. Consulting, offered Canary $5,000,000 of additional "negotiated" timing capacity in the Excelsior Value & Restructuring Fund, with the ability to execute 4 to 5 "round turns," i.e., exchanges in and out, each month, with no additional static investment required.

60. On October 8, 2002, Lerner held a conference call with Brugman and Brian Hovarth ("Hovarth"), a wholesaler at Excelsior, to confirm the terms of the offer. Hovarth confirmed that Excelsior agreed to the terms as set forth by Brugman, and Canary accepted the offer.

61. On or about October 21, 2002, Canary funded the additional $5,000,000 market timing investment through a brokerage account at Bank of America. On that day, Brugman sent an email to Lerner which stated that she had "checked in" with Hovarth and that he "will be monitoring" Canary's market timing activity to ensure that it complied with the terms of the agreement.

62. Canary continued to market time Excelsior Funds pursuant to both the $10,000,000 agreement obtained through Pak and the $5,000,000 agreement obtained through Brugman until approximately March or April 2003, when Canary voluntarily ceased market timing Excelsior Funds in order to reallocate the money elsewhere.

THE BROKER AND CLEARING PLATFORM DEFENDANTS' PARTICIPATION IN THE SCHEME

63. The Broker and Clearing Platform Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by market timers and substantially assisted and participated in such excessive trading. Moreover, the Broker and Clearing Platform Defendants specifically engineered trading strategies that catered exclusively to market timers and late traders. For example, Bear Stearns and Bank of America actually installed special equipment for market timers, including Canary, to allow them to execute market timing and late trading transactions at their whim, while Bear Stearns and Bank of America captured the resulting fees and commissions.

Bank of America

64. Bank of America provided Canary and at least one other major market timer with an electronic trading system that permitted Canary to circumvent restrictions on the frequency

and timeliness of its trades. Beginning in 2001, Bank of America: (1) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late as late as 6:30 eastern time in the hundreds of mutual funds that the bank offered its customers; (2) provided Canary with approximately $300 million of credit to finance its late-trading and market timing activity in the hundreds of mutual funds that Bank of America could access by virtue of its size and power; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped. As a result, Canary became one of Bank of America's largest customers.

Bear Stearns

65. Bear Stearns knowingly facilitated market timing and late trading through a network of introducing broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included in-house personnel and outside firms, including Brean Murray and Kaplan & Co., which had core businesses of market timing mutual funds on behalf of Canary and other market timers

66. Specifically, senior Bear Stearns employees approved the use of the firm's clearing platform for market timing and late trading. For instance, during the Class Period, representatives of Brean Murray met with Michael Zackman of Bear Stearns to specifically discuss arranging market timing and late trading capabilities through the Bear Stearns' clearing platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its clearing platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). Similar to the sophisticated equipment that Bank of America set up in Canary's office, the MFR System provided Brean Murray with a direct link to Bear Stearns'

clearing platform, through which Brean Murray could enter automated market timing transactions at will.

67. Bear Stearns also provided its network of brokers with access to the MFR System so they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. eastern time, but at the price set as of 4:00 p.m. eastern time Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators and internal monitors. For example, the time stamp function on the MFR System was disabled so that there was no record of the when the late trades were placed.

THE MISCONDUCT AT EXCELSIOR BEGINS TO BE REVEALED

68. In September 2003, the Excelsior Defendants and others were served with subpoenas by New York State Attorney General Eliot Spitzer (the "New York Attorney General") and the SEC.

69. Soon after receiving the subpoenas, Charles Schwab began to conduct an internal examination of mutual fund trading practices at Excelsior.

70. On November 14, 2003, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Charles Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issued to affiliates of USTC by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution

> and servicing practices at or through Company affiliates. ***Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior(R) Funds; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies.*** The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

71. Additionally, on November 15, 2003, *The New York Times* reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, *The New York Times* reported: "A spokeswoman for U.S. Trust said yesterday that such arrangements occurred with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts."

72. About a week later, on November 24, 2003, the *Investment Dealers Digest* reported that Charles Schwab fired two employees in its institutional mutual funds sales group at its U.S. Trust unit for allegedly attempting to destroy documents related to mutual fund regulatory inquiries. However, Charles Schwab reported that the emails were recovered via backups. Also, Charles Schwab's internal investigation found 18 instances of late trading at Schwab Mutual Fund Marketplace.

73. On January 25, 2004, the *San Francisco Chronicle* reported that Charles Schwab's internal investigation turned up five institutional clients that had market timing agreements with Excelsior.

74. On May 10, 2004, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it was still conducting its own internal investigation, as well as continuing to cooperate with various authorities regarding their investigation of both Charles Schwab's supermarket of

funds and its Excelsior Funds. Specifically, Charles Schwab reported that:

> The Company has been responding to inquiries and subpoenas from federal and state authorities relating to mutual fund trading, distribution, and servicing at or through Company affiliates, and has been conducting its own review of such processes. As disclosed previously, with respect to U.S. Trust, these investigations have been focusing on circumstances in which a small number of parties were permitted to engage in short-term trading of certain Excelsior Funds. The short-term trading activities permitted under these arrangements were terminated when U.S. Trust strengthened its policies and procedures in July 2003. U.S. Trust is assessing the impact of this short-term trading activity on the Excelsior Funds, and has committed to taking remedial action as appropriate. At Schwab, these investigations have been focusing on a small percentage of trades through Schwab's Mutual Fund MarketPlace service that were received from the client prior to market close, but were modified shortly after market close, in each case after employees contacted the client when the trades as originally submitted were rejected by Schwab's computer systems during processing.

75. Subsequently, on May 18, 2004, the Registrants revealed that the Advisors, as well as the Registrants themselves, had been contacted by additional governmental authorities in furtherance of the mutual fund investigations:

> U.S. Trust Company, N.A., United States Trust Company of New York, the Companies' investment advisers (the "Adviser") and the Companies [Excelsior Funds, Inc., Excelsior Tax Exempt Funds, Inc. and Excelsior Funds Trust] have been contacted by the Office of the New York State Attorney General (the "NYAG") and the Adviser has been contacted by the Securities and Exchange Commission (the "SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares (the "Investigations"). ***The Adviser has also been contacted, through its parent, by the U.S. Attorney's Office in San Francisco and the Attorney General of the State of West Virginia (the "WVAG") with inquiries regarding the same subject matter.*** The Adviser and the Companies have been providing full cooperation with respect to these investigations, and continue to review the facts and circumstances relevant to the investigations.

FALSE AND MISLEADING STATEMENTS AND OMISSIONS

76. The Excelsior Funds' Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto that were effective during the Class Period

stated: "In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders. This limitation is not intended to limit a shareholder's right to redeem shares. Rather, the limitation is intended to curb short-term trading."

77. The statement set forth in the preceding paragraph was false and misleading and/or omitted material information necessary to make it not false and misleading each time it was made because Excelsior failed to disclose that:

a. In order to enrich themselves through increased fees and expenses, the Excelsior Defendants intentionally or recklessly allowed certain broker-dealers, hedge funds, and other selected investment companies to engage in market timing and make far more than six exchanges per year; and

b. Excelsior's allowing selected investors to engage in market timing diluted shareholder returns and increased fees and expenses for other Excelsior shareholders.

78. The Excelsior Funds' Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto that were effective during the Class Period stated:

> EXPENSES
>
> Except as otherwise noted, the Adviser and the Administrators bear all expenses in connection with the performance of their services. The Fund bears the expenses incurred in its operations. Expenses of the Fund include: taxes; interest; fees (including fees paid to the Company's directors and officers who are not affiliated with the Distributor or the Administrators); SEC fees; state securities qualifications fees; costs of preparing and printing prospectuses for regulatory purposes and for distribution to shareholders; advisory, administration and administrative servicing fees; charges of the custodian, transfer agent, and dividend disbursing agent; certain insurance premiums; outside auditing and legal expenses; costs of independent pricing services; costs of shareholder reports and shareholder meetings; and any extraordinary

expenses. The Fund also pays for brokerage fees and commissions in connection with the purchase of portfolio securities.

79. The statement set forth in the preceding paragraph was false and misleading and/or omitted material information necessary to make it not false and misleading each time it was made because Excelsior failed to disclose that:

a. In order to enrich themselves through increased fees and expenses, the Excelsior Defendants intentionally or recklessly allowed certain broker-dealers, hedge funds, and other selected investment companies to engage in market timing and make far more than six exchanges per year; and

b. Excelsior's allowing selected investors to engage in market timing diluted shareholder returns and increased fees and expenses for other Excelsior shareholders.

ADDITIONAL SCIENTER ALLEGATIONS

80. As alleged herein, defendants acted with scienter in that each of them knowingly or recklessly participated in a scheme to defraud Plaintiffs and other purchasers and holders of the Excelsior Funds and profited from their participation in said scheme, as alleged herein. Each of the defendants knowingly or recklessly permitted and/or engaged in market timing of shares of the Excelsior Funds, as alleged herein.

Scienter of the Excelsior Defendants

81. Excelsior knowingly entered into agreements with known market timers that explicitly permitted the wrongdoing complained of herein. Excelsior had employees whose job was to enable, facilitate, and monitor trading by market timers, and was otherwise able to detect market timing, as alleged herein.

82. Each of the Excelsior Defendants knew that market timing activity was enormously harmful to long-term investors in the Excelsior Funds, including Plaintiffs and the

other members of the Class. Moreover, each of the Excelsior Defendants knew that the public documents and statements issued or disseminated in the name of the Excelsior Funds were materially false and misleading and that such statements or documents would be issued or disseminated to the investing public. Each of the Excelsior Defendants knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents.

83. Each of the Excelsior Defendants knew of and participated in the fraudulent scheme alleged herein by virtue of: (i) their receipt of information reflecting the true facts regarding the Excelsior Funds; (ii) their control over, receipt and/or modification of the Excelsior Funds' materially misleading misstatements; and/or (iii) their associations with the Excelsior Funds, which made them privy to confidential proprietary information concerning the Excelsior Funds, e.g., information regarding market timing of the Excelsior Funds.

84. The Excelsior Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein. Investors attracted to the Excelsior Funds by market timing arrangements increased the amount of assets under management, and thereby permitted Excelsior to receive increased management fees, brokerage commissions, and other fees, which were based on the amount of assets under management and/or the size and volume of transactions in the Excelsior Funds.

85. For example, according to Excelsior's public filings, during the Class Period the following Excelsior Funds paid the Advisors investment advisory fees as follows:

Year Ended	Value & Restructuring	Real Estate	Small Cap
3/31/99	$3,264,279	$382,231	$293,697
3/31/00	$4,826,637	$341,623	$347,596
3/31/01	$9,179,765	$412,770	$636,011
3/31/02	$12,695,055	$628,598	$620,323
3/31/03	$10,889,921	$746,863	$1,043,017

Scienter of Canary

86. Canary knew of and participated in the fraudulent scheme alleged herein by entering into agreements to engage in, and/or by repeatedly conducting, market timing of the Excelsior Funds.

87. Canary knew that: (i) market timing was enormously harmful to long-term investors in the Excelsior Funds, including Plaintiffs and the other members of the Class; (ii) market timing was contrary to the language in Excelsior's Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, as alleged herein; and (iii) Excelsior had mechanisms in place to prevent market timing, but knowingly or recklessly circumvented such mechanisms for the benefit of Canary.

88. Canary was highly motivated to participate in the wrongdoing alleged herein, pursuant to which Canary made enormous profits at the expense of long-term investors in the Excelsior Funds, including Plaintiffs and the other members of the Class.

Scienter of the Broker and Clearing Platform Defendants

89. Each of the Broker and Clearing Platform Defendants knew of and participated in the fraudulent scheme alleged herein by entering into and/or effectuating agreements to engage in, and/or by repeatedly conducting, market timing and/or late trading of the Funds.

90. Each of the Broker and Clearing Platform Defendants knew that: (i) market timing was enormously harmful to long-term investors in the Excelsior Funds, including Plaintiffs and the other members of the Class; (ii) market timing was contrary to the language in Excelsior's Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, as alleged herein; and (iii) Excelsior had mechanisms in place to prevent market timing and late trading, but knowingly or recklessly circumvented such mechanisms for the benefit of Canary and other market timers and late traders.

91. Each of the Broker and Clearing Platform Defendants was highly motivated to participate in the wrongdoing alleged herein, pursuant to which they each received enormous fees and commissions, including brokerage fees and commissions, "wrap" fees, clearing fees, and other transaction fees, for their participation in the market timing scheme.

CLASS ACTION ALLEGATIONS

92. Plaintiffs bring this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of themselves and the members of the Class, as defined herein. Excluded from the Class are defendants, members of the immediate family of each of the individual defendants, any subsidiary, affiliate, director, officer, or employee of any of the defendants, any entity in which any excluded person or entity has a controlling interest, and the legal representatives, heirs, successors and assigns of any excluded person or entity.

93. The Class is so numerous that joinder of all members of the Class is impracticable. Throughout the Class Period Fund shares were actively traded on the New York Stock Exchange. While the exact number of members of the Class is unknown to Plaintiffs at

this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are at least thousands of members of the Class.

94. Plaintiffs' claims are typical of the claims of the other members of the Class they seek to represent because the damages of Plaintiffs and all of the members of the Class arise from and were caused by the same misconduct committed by defendants. Plaintiffs do not have interests antagonistic to, or in conflict with, the members of the Class.

95. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in prosecuting class actions and securities litigation.

96. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting any individual members of the Class. These common questions of law and fact include, among others:

a. whether defendants violated the Securities Act, Exchange Act, ICA, and common law by their acts and omissions as alleged herein; and

b. whether the members of the Class suffered damages, and if so, the proper measure thereof.

97. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Joinder of all members of the Class is impracticable. The likelihood of individual members of the Class prosecuting separate individual claims is remote. Since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation makes it impracticable for members of the Class individually to seek redress for the wrongs done to them. No unusual difficulties are likely to be encountered in the management of this action as a class action.

COUNT ONE

VIOLATION OF SECTION 11 OF THE SECURITIES ACT

98. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

99. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against each of the Excelsior Defendants.

100. The Excelsior Defendants violated Section 11 of the Securities Act in that the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto issued for the Excelsior Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto failed to disclose and misrepresented the following material facts:

a. In order to enrich themselves through increased fees and expenses, the Excelsior Defendants intentionally or recklessly allowed certain broker-dealers, hedge funds, and other selected investment companies to engage in market timing and make far more than six exchanges per year;

b. Excelsior's allowing selected investors to engage in market timing diluted shareholder returns and increased fees and expenses for other Excelsior shareholders.

101. The Excelsior Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material

facts that were contained in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto.

102. The Excelsior Defendants had the duty of conducting investigation of the information contained in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto before disseminating them to Excelsior Fund shareholders, and failed to satisfy that duty. The Excelsior Defendants owed to the Excelsior Funds' shareholders, including Plaintiffs and the Class, the duty to ensure that the statements contained in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, as herein alleged, the Excelsior Defendants are liable to Plaintiffs and the Class.

103. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, Plaintiffs and the Class suffered substantial damages.

COUNT TWO

VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

104. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Plaintiffs expressly

exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

105. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), against each of the Excelsior Defendants.

106. The actions of solicitation taken by the Excelsior Defendants included participation in the preparation and dissemination of false and misleading Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, as herein alleged. The written communications made in connection with the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and failed to disclose material facts, as alleged herein.

107. By means of the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, the Excelsior Defendants offered for sale and/or sold shares of the Excelsior Funds to Plaintiffs and the other members of the Class. Defendants' actions of solicitation consisted primarily of the preparation and dissemination of the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto.

108. Defendants were obligated to, but failed to, make a reasonable and diligent investigation of the written statements made in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto, in order to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

109. Plaintiffs and the other members of the Class purchased or otherwise acquired shares of the Excelsior Funds pursuant to the false and misleading Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto. Plaintiffs and the other members of the Class did not know, and in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto.

110. By reason of the conduct alleged herein, the Excelsior Defendants violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of these violations of Section 12(a)(2), Plaintiffs and the other members of the Class sustained substantial damages.

111. Pursuant to Section 12(a)(2) of the Securities Act, Plaintiffs and the other members of the Class are entitled to and hereby seek: (i) rescissory damages as to the shares of the Excelsior Funds they purchased and have subsequently sold; and (ii) rescission as to the shares of the Excelsior Funds they purchased and continue to hold.

112. Less than three years has elapsed between the time that the securities upon which this claim for relief is brought were sold to the public and the time of the filing of this action. Less than one year has elapsed between the time when Plaintiffs discovered or reasonably could have discovered the facts upon which this claim for relief is based and the time of the filing of this action.

COUNT THREE

VIOLATION OF SECTION 15 OF THE SECURITIES ACT

113. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Plaintiffs expressly

exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

114. This claim is brought pursuant to Section 15 of the Securities Act against each of the Excelsior Defendants as control persons of the Excelsior Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto are the collective actions of the Excelsior Defendants.

115. The Registrants are liable under Sections 11 and 12 of the Securities Act, as set forth herein.

116. Each of the Excelsior Defendants was a "control person" of the Excelsior Funds within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over the Excelsior Funds. Each of the Excelsior Defendants directly and/or indirectly had the power and authority, and exercised the same, to cause the Excelsior Funds to engage in the wrongful conduct complained of herein. Each of the Excelsior Defendants issued, caused to be issued, and/or participated in the issuance of materially false and misleading statements in the Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto.

117. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, each of the Excelsior Defendants is liable to Plaintiffs and the Class to the same extent as the Registrants for their primary violations of Sections 11 and 12 of the Securities Act.

118. By virtue of the foregoing, Plaintiffs and the members of the Class members are entitled to damages against each of the Excelsior Defendants.

COUNT FOUR

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

119. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

120. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against all defendants.

121. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and other Class members, as alleged herein, and caused Plaintiffs and other members of the Class to suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

122. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon purchasers and holders of shares of the Funds, including Plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully appropriated the Excelsior Funds' assets in

violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

123. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Excelsior Funds' operations, as specified herein.

124. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from the Excelsior Funds' investments and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiffs and members of the Class.

125. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

126. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

127. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and the other members of the Class suffered damages.

COUNT FIVE

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT

128. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

129. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against each of the Excelsior Defendants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Excelsior Funds' Prospectuses, Statements of Additional Information, Registration Statements, and amendments thereto are the collective actions of the Excelsior Defendants.

130. The Excelsior Defendants acted as controlling persons of the Excelsior Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Excelsior Funds' businesses and systematic involvement in the fraudulent scheme alleged herein, each of the Excelsior Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Excelsior Funds, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. Each of the Excelsior Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

131. In particular, each of the Excelsior Defendants had direct and supervisory involvement in the operations of the Excelsior Funds and, therefore, is presumed to have had the

power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

132. As set forth above, each of the Excelsior Defendants violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, each of the Excelsior Defendants are liable pursuant to Section 20(a) of the Exchange Act.

133. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and other members of the Class suffered damages.

COUNT SIX

VIOLATION OF SECTION 34(b) OF THE ICA

134. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

135. This claim is brought pursuant to Section 34(b) of the ICA, 15 U.S.C. § 80a - 33(b), against each of the Excelsior Defendants.

136. Under Section 34(b) of the ICA, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a-30(a)]. It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

137. Each of the Excelsior Defendants made untrue statements of material fact in the Excelsior Funds' registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to title 15, or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a-30(a)].

138. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and other members of the Class suffered damages.

COUNT SEVEN

VIOLATION OF SECTION 36(a) OF THE ICA

139. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

140. This claim is brought pursuant to Section 36(a) of the ICA, 15 U.S.C. § 80a-35(a), against each of the Excelsior Defendants.

141. Under Section 36(a) of the ICA, defendants are deemed to owe a fiduciary duty to Plaintiffs and other Class members and are prohibited from engaging in misconduct with respect to the Excelsior Funds.

142. Each of the Excelsior Defendants, solely for their own benefit and to the detriment of Plaintiffs and the Class, and in violation of their fiduciary duties to Plaintiffs and the Class, devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of the Excelsior Funds throughout the Class Period. The Excelsior Defendants further failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Excelsior Funds.

143. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and other members of the Class suffered damages.

COUNT EIGHT

VIOLATION OF SECTION 36(b) OF THE ICA

144. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

145. This claim is brought pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), against each of the Excelsior Defendants.

146. Under Section 36(b) of the ICA, defendants are deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

147. Each of the Excelsior Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates, solely for their own benefit, in violation of their fiduciary duties to their customers, i.e., Plaintiffs and other Class members. Each of the Excelsior Defendants failed to reveal material facts concerning their conduct such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Excelsior Funds.

148. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and other members of the Class suffered damages.

COUNT NINE

VIOLATION OF SECTION 48(a) OF THE ICA

149. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

150. This claim is brought pursuant to Section 48(a) of the ICA, 15 U.S.C. § 80a-47(a), against each of the Excelsior Defendants.

151. Under Section 48(a) of the ICA, it is unlawful for any defendant to do indirectly that which, under the ICA, it could not do directly.

152. Each of the Excelsior Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates, solely for their own benefit, in violation of their fiduciary duties to their customers, i.e., Plaintiffs and other Class members. The Excelsior Defendants failed to reveal material facts concerning their conduct such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Excelsior Funds.

153. As a direct and proximate result of defendants' foregoing wrongful conduct, Plaintiffs and other members of the Class suffered damages.

COUNT TEN

BREACH OF FIDUCIARY DUTIES

154. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

155. This claim is brought pursuant to the common law of the states of Connecticut, Delaware, Maryland, and/or New York against each of the Excelsior Defendants.

156. Each of the Excelsior Defendants owed fiduciary duties to Plaintiffs and the other members of the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Excelsior Funds. As part of their fiduciary duties to Plaintiffs and the Class, each of the Excelsior Defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect holders of shares of the Excelsior Funds from damage caused by market timing.

157. Each of the Excelsior Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to engage in market timing of shares of the Excelsior Funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of Plaintiffs and the Class.

158. The Excelsior Defendants' breaches of fiduciary duties tended to deceive, to violate public and private confidence, and to injure public interests.

159. As a direct and proximate result of the Excelsior Defendants' breaches of fiduciary duties, Plaintiffs and other members of the Class suffered damages.

COUNT ELEVEN

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

160. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

161. This claim is brought pursuant to the common law of the states of Connecticut, Delaware, Maryland, and/or New York against each of the Excelsior Defendants.

162. As alleged above, each of the Excelsior Defendants owed a fiduciary duty to Plaintiffs and the other members of the Class.

163. The Excelsior Defendants breached their fiduciary duties, as alleged herein.

164. Each of the Excelsior Defendants knowingly aided, encouraged, cooperated, and/or participated in, and substantially assisted in, the other Excelsior Defendants' breaches of fiduciary duties.

165. As a direct and proximate result of the Excelsior Defendants' aiding and abetting of breaches of fiduciary duties, Plaintiffs and other members of the Class suffered damages.

COUNT TWELVE

BREACH OF CONTRACT

166. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

167. This claim is brought pursuant to the common law of the states of Connecticut, Delaware, Maryland, and/or New York against each of the Registrants.

168. Each of the Registrants entered into a contract with Plaintiffs and the other members of the Class as to the terms of the management of investments in the Excelsior Funds. Each of the Registrants offered those terms to, *inter alia*, Plaintiffs and the other members of the Class, and Plaintiffs and the other members of the Class accepted.

169. The terms of the foregoing contract are manifested in the form of, among other things, the Prospectuses identified herein.

170. Plaintiffs and the other members of the Class performed under the contract by investing in the Excelsior Funds.

171. In exchange for valuable consideration in the form of investments and payment of management fees by Plaintiffs and the other members of the Class, the Registrants covenanted to protect Plaintiffs and the other members of the Class from the negative effects of market timing.

172. As set forth above, the Registrants breached these covenants when they permitted certain favored investors to engage in market timing to the detriment of Plaintiffs and the other members of the Class.

173. As a direct and proximate result of the Registrants' breaches of contract, Plaintiffs and the other members of the Class have suffered damages.

COUNT THIRTEEN

UNJUST ENRICHMENT

174. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

175. This claim is brought pursuant to the common law of the states of Connecticut, Delaware, Maryland, and/or New York against all defendants.

176. Defendants derived management fees, profits, and other benefits and were otherwise unjustly enriched from transactions connected with the Excelsior Funds, to the detriment of Plaintiffs and the other members of the Class.

177. Defendants' enrichment is directly and causally related to the detriment of Plaintiffs and the other members of the Class.

178. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, among other

things, breached their fiduciary duties to Plaintiffs and the other members of the Class, and therefore defendants are not justified to retain the benefits conferred upon them.

179. To remedy defendants' unjust enrichment, the Court should order defendants to disgorge their unjustly obtained benefits to Plaintiffs and the other members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the members of the Class, pray for relief and judgment, as follows:

a. Declaring this action to be a proper class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

b. Awarding Plaintiffs and the members of the Class compensatory damages in an amount which may be proven at trial, together with pre-judgment and post-judgment interest thereon;

c. Ordering defendants to disgorge to Plaintiffs and the members of the Class their unjustly obtained benefits;

d. Ordering rescission and rescissory damages as appropriate;

e. Ordering equitable restitution and other equitable monetary relief as appropriate;

f. Awarding Plaintiffs and the members of the Class punitive damages as appropriate;

g. Awarding Plaintiffs and the members of the Class reasonable attorneys and expert witness fees and other costs;

h. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: September 29, 2004

Respectfully submitted,

SCHIFFRIN & BARROWAY, LLP

By: /s/

Richard S. Schiffrin
Robert B. Weiser
Eric L. Zagar
Thomas W. Grammar
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 677-7706
Fax: (610) 667-7056

Lead Counsel for Plaintiffs in the Excelsior Subtrack

MILBERG WEISS BERSHAD & SCHULMAN, LLP
David J. Bershad
Kim E. Levy
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiff Donald Brown and Additional Class Counsel

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

In Re EXCELSIOR, FEDERATED, SCUDDER)	Case No. 1:04-MD-15861-CCB
This Document Pertains To:)	
Excelsior Subtrack)	

NOTICE OF PARTIES ADDED AND DROPPED

TO ALL PARTIES AND COUNSEL OF RECORD:

PLEASE TAKE NOTICE that the following parties have been added or dropped as parties in the above-captioned action:

A. PLAINTIFFS ADDED AS PARTIES

1. James Hauslein
2. Donald Brown

B. DEFENDANTS ADDED AS PARTIES

1. U.S. Trust Company, N.A.
2. Excelsior Funds Trust
3. Excelsior Tax-Exempt Funds, Inc.
4. Frederick S. Wonham
5. Donald L. Campbell
6. Rodman L. Drake
7. Joseph H. Dugan
8. Wolfe J. Frankl
9. W. Wallace McDowell, Jr.
10. Jonathan Piel
11. Robert A. Robinson
12. Alfred C. Tannachion
13. Morrill Melton Hall, Jr.
14. Ralph E. Gomory
15. Roger M. Lynch
16. Stephen C. Hassenfelt
17. James Bailey

18. Brian F. Schmidt
19. Canary Capital Partners, LLC
20. Canary Investment Management, LLC
21 Canary Capital Partners, Ltd.
22. Edward J. Stern
23. Wall Street Discount Corporation
24. Bank of America Corporation
25. The Bear Stearns Companies, Inc.

C. DEFENDANTS DROPPED AS PARTIES

1. Biotechnology Fund–Excelsior Funds, Inc.
2. Blended Equity Fund–Excelsior Funds, Inc.
3. Emerging Markets Fund–Excelsior Funds, Inc.
4. Energy & Natural Resource Fund–Excelsior Funds, Inc.
5. Excelsior Early Life Cycle Fund
6. Excelsior Funds Inc. Value & Restructuring Fund
7. Excelsior Funds Mid Cap Value Shares Fund
8. Excelsior Institutional Equity Fund
9. Excelsior Institutional Funds International Equity Fund
10. Excelsior Institutional Money Fund
11. Excelsior Institutional Total Return Fund
12. Excelsior Intermediate Term Managed Income Fund
13. Excelsior Intermediate Term Tax Exempt Fund
14. Excelsior International Fund
15. Excelsior Long Term Tax Exempt Fund
16. Excelsior Money Fund
17. Excelsior Optimum Growth Fund
18. Excelsior Pacific/Asia Fund
19. Excelsior Pan European Fund
20. Excelsior Short Term Government Securities Fund
21. Excelsior Short Term Tax Exempt Securities Fund
22. Excelsior Tax Exempt Fund
23. Excelsior Treasury Money Fund
24. High Yield Fund–Excelsior Funds, Inc.
25. New York Intermediate Term Tax Exempt Fund
26. Real Estate Fund–Excelsior Funds, Inc.

DATED: September 29, 2004

Respectfully submitted,

SCHIFFRIN & BARROWAY, LLP

By: /s/
Richard S. Schiffrin
Robert B. Weiser
Eric L. Zagar
Thomas W. Grammar
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 677-7706
Fax: (610) 667-7056

Lead Counsel for Plaintiffs in the Excelsior Subtrack

Pritchard, John F.

From: MDD_CM-ECF_Filing@mdd.uscourts.gov
Sent: Wednesday, September 29, 2004 6:37 PM
To: MDDdb_ECF@mdd.uscourts.gov
Subject: Activity in Case 1:04-md-15861-CCB In re: Excelsior, Federated, Scudder "Amended Complaint"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

District of Maryland

Notice of Electronic Filing

The following transaction was received from Zagar, Eric Lawrence entered on 9/29/2004 at 6:36 PM EDT and filed on 9/29/2004

Case Name: In re: Excelsior, Federated, Scudder
Case Number: 1:04-md-15861
Filer: Donald Brown
James Hauslein
Document Number: 182

Docket Text:
AMENDED COMPLAINT against The Bear Stearns Companies, Inc., Bank of America Corporation, Wall Street Discount Corporation, Edward J. Stern, Canary Capital Partners Ltd, Canary Investment Management LLC, Canary Capital Partners LLC, Brian F. Schmidt, James Bailey, Stephen C. Hassenfelt, Roger M. Lynch, Ralph E. Gomory, Morrill Melton Hall Jr., Alfred C. Tannachion, Robert A. Robinson, Jonathan Piel, W. Wallace McDowell Jr., Wolfe J. Frankl, Joseph H. Dugan, Rodman L. Drake, Donald L. Campbell, Frederick S. Wonham, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., Excelsior Funds Trust, United States Trust Company of New York, U.S. Trust Company, N.A., Charles Schwab & Co., Inc.,, The Charles Schwab Corporation, filed by Donald Brown, James Hauslein. (Attachments: # (1) Exhibit Notice of Parties Added and Dropped)(Zagar, Eric)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575563-0]
[8e8070c2b524f16c10e202239d2db19cee8b313287d538f8cd25b6c2dd2e189ac6fe
159cce2aeec0b74df70c3be3c8e8aa679847042b0a03debba1fdf1a59a92]]
Document description: Exhibit Notice of Parties Added and Dropped
Original filename: n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575563-1]
[02a1ce96d37499405b2e365fcbbee2b68bdc47ceead45e0f685c31b2f8a0a163c6cd

cb384b9f6368472ad56947eaba8d98cdacc14d572954baa6d26bcf5943a4]]

1:04-md-15861 Notice will be electronically mailed to:

Thomas Lee Allen tallen@reedsmith.com,

Martin JE Arms mjearms@wlrk.com

Brian Barry bribarry1@yahoo.com,

James N Benedict james.benedict@cliffordchance.com,

Eric A Bensky benskye@dsmo.com

Max W Berger max@blbglaw.com

Joel H Bernstein GLRSMutualFunds@glrslaw.com

David J Bershad dbershad@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Jerald Bien Willner jerryb@blbglaw.com, blbgmf1@blbglaw.com

Janet A Broeckel jbroeckel@pillsburywinthrop.com,

Nicholas E Chimicles ! nick@chimicles.com,

Daniel P Chiplock dchiplock@lchb.com,

Bruce Edward Clark clarkb@sullcrom.com

Deborah Clark Weintraub MDLMutualFundsLitigation@milbergweiss.com

Elizabeth H Cronise ecronise@lchb.com,

Conor R Crowley ccrowley@muchshelist.com,

Timothy Alan DeLange timothyd@blbglaw.com

Strider Dickson Strider.dickson@piperrudnick.com, elaine.sauer@piperrudnick.com

James S Dittmar jdittmar@goodwinprocter.com,

John D Donovan mdl1586ma@ropesgray.com

Bradley P Dyer ! bpdyer@ssbny.com, ssbny@aol.com

Christopher Paul Ende cende@goodwinprocter.com,

Steven E Fineman sfineman@lchb.com,

Joseph Fonti joseph@blbglaw.com

David Stanley Frankel dfrankel@kramerlevin.com, jourvan@kramerlevin.com

Nichole Michele Galvin nmg@nqgrg.com

Robert S Gans robert@blbglaw.com

Price O Gielen pog@nqgrg.com

Carol Valerie Gilden cgilden@muchshelist.com,

Eric David Gill egill@pillsburywinthrop.com,

Stanley M Grossman smgrossman@pomlaw.com,

Christopher P Hall ! MDL1586@morganlewis.com

Richard M Heimann rheimann@lchb.com,

Robert J Higgins higginsr@dsmo.com, obrient@dsmo.com

Beth Jenifer Hoffman glrsmutualfunds@glrslaw.com

Mark Holland mark.holland@cliffordchance.com,

Robert G Houck robert.houck@cliffordchance.com,

John Bucher Isbister jisbister@tydingslaw.com

Robert J Jossen rjjossen@swidlaw.com,

Robert A Kauffman rkauffman@bm.net, gabramson@bm.net;ssavett@bm.net

Kenneth M Kramer ! kkramer@shearman.com

Zoe La ngsten zoe.langsten@cliffordchance.com

Kim E Levy MDLMutualFundsLitigation@milbergweiss.com

Lewis J Liman lliman@cgsh.com

Timothy J MacFall macfall@bernlieb.com,

Timothy Newlyn Mathews TimothyMathews@chimicles.com, annepearlman@chimicles.com

Thomas James McKenna tjmckenna@gaineyandmckenna.com

Sarah Fern Meil sfmeil@wlrk.com

Thomas J Moloney MDL1586@cgsh.com

Christopher MacNeil Murphy cmurphy@mwe.com,

Gary Philip Naftalis ! gnaftalis@kramerlevin.com

Klari Neuwelt KNeuwelt@aol.com,

Breon S Peace bpeace@cgsh.com

Robert Hardy Pees verasmdl@akingump.com

Marshall N Perkins perkins@pivenlaw.com, hill@pivenlaw.com

Mark A Perry mperry@gibsondunn.com, mdl1586@gibsondunn.com

Stephen D Poss sposs@goodwinprocter.com,

Ira Michael Press ipress@kmslaw.com,

John F Pritchard jpritchard@pillsburywinthrop.com,

H Adam Prussin ! haprussin@pomlaw.com,

Mark Carl Rifkin rifkin@whafh.com,

Adam B Rowland abrowland@swidlaw.com, dsgordon@swidlaw.com

William C Sammons wsammons@tydingslaw.com

Alan Schulman alans@blbglaw.com, pamelab@blbglaw.com

Denise Davis Schwartzman DeniseSchwartzman@chimicles.com, nickdemarco@chimicles.com

Peter Edwards Seidman pseidman@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Thomas Blaisdell Smith tbsmith@ropesgray.com, mdl1586dc@ropesgray.com

Lawrence Alan Sucharow glrsmutualfunds@glrslaw.com

Liza Velazquez lvelazquez@paulweiss.com

Chet Barry Waldman ! mutualfunds@wolfpopper.com

Eric Lawrence Zagar ezagar@sbclasslaw.com,

1:04-md-15861 Notice will not be electronically mailed to:

Pritchard, John F.

From: MDD_CM-ECF_Filing@mdd.uscourts.gov
Sent: Wednesday, September 29, 2004 3:56 PM
To: MDDdb_ECF@mdd.uscourts.gov
Subject: Activity in Case 1:04-md-15861-CCB In re: Excelsior, Federated, Scudder "Motion for Discovery"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

District of Maryland

Notice of Electronic Filing

The following transaction was received from Isbister, John Bucher entered on 9/29/2004 at 3:55 PM EDT and filed on 9/29/2004

Case Name: In re: Excelsior, Federated, Scudder
Case Number: 1:04-md-15861
Filer: A Plaintiff
Document Number: 179

Docket Text:
MOTION for Discovery *Lifting of PSLRA Stay* by A Plaintiff. Responses due by 10/18/2004 (Attachments: # (1) Memo in Support# (2) Proposed Order# (3) Exhibits A-C)(Isbister, John)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575304-0] [25ee2b0e323c355e0f30f1890bb5521659ed2da3cd3fa411a54101d07cd16e1a749c cdf73eb892f9d192b9101906a0bd8f18bbbcc01ac865a13f6fc8c4e4a8e7]]
Document description: Memo in Support
Original filename: n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575304-1] [990a51224388272dd518e2fba560a294feba99a7576733081686b9a1d93541acbebd 40752242c8183fe637d48d6623463f69b3dfba63eee09a74f3a9ca202359]]
Document description: Proposed Order
Original filename: n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575304-2] [5d670da4acde9c2a2a272f5c2daa854ac27a3a51f938141b567906b355dc17e161fe da9a860495052a90157d4a382e434421cb48d311039b7153ee39fff478e8]]
Document description: Exhibits A-C

Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575304-3]
[52f021cdd8fa8b68f902e208675fc6f89fcc77f3c06852fc6c7785ed3efe5ff0823c
0f396410b2f7703602fc2f1a8f0e26f06c9f3a9f8e064cbb8bd287d092e3]]

1:04-md-15861 Notice will be electronically mailed to:

Thomas Lee Allen tallen@reedsmith.com,

Martin JE Arms mjearms@wlrk.com

Brian Barry bribarry1@yahoo.com,

James N Benedict james.benedict@cliffordchance.com,

Eric A Bensky benskye@dsmo.com

Max W Berger max@blbglaw.com

Joel H Bernstein GLRSMutualFunds@glrslaw.com

David J Bershad dbershad@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Jerald Bien Willner jerryb@blbglaw.com, blbgmf1@blbglaw.com

Janet A Broeckel jbroeckel@pillsburywinthrop.com,

Nicholas E Chimicles ! nick@chimicles.com,

Daniel P Chiplock dchiplock@lchb.com,

Bruce Edward Clark clarkb@sullcrom.com

Deborah Clark Weintraub MDLMutualFundsLitigation@milbergweiss.com

Elizabeth H Cronise ecronise@lchb.com,

Conor R Crowley ccrowley@muchshelist.com,

Timothy Alan DeLange timothyd@blbglaw.com

Strider Dickson Strider.dickson@piperrudnick.com, elaine.sauer@piperrudnick.com

James S Dittmar jdittmar@goodwinprocter.com,

John D Donovan mdl1586ma@ropesgray.com

Bradley P Dyer ! bpdyer@ssbny.com, ssbny@aol.com

Christopher Paul Ende cende@goodwinprocter.com,

Steven E Fineman sfineman@lchb.com,

Joseph Fonti joseph@blbglaw.com

David Stanley Frankel dfrankel@kramerlevin.com, jourvan@kramerlevin.com

Nichole Michele Galvin nmg@nqgrg.com

Robert S Gans robert@blbglaw.com

Price O Gielen pog@nqgrg.com

Carol Valerie Gilden cgilden@muchshelist.com,

Eric David Gill egill@pillsburywinthrop.com,

Stanley M Grossman smgrossman@pomlaw.com,

Christopher P Hall ! MDL1586@morganlewis.com

Richard M Heimann rheimann@lchb.com,

Robert J Higgins higginsr@dsmo.com, obrient@dsmo.com

Beth Jenifer Hoffman glrsmutualfunds@glrslaw.com

Mark Holland mark.holland@cliffordchance.com,

Robert G Houck robert.houck@cliffordchance.com,

John Bucher Isbister jisbister@tydingslaw.com

Robert J Jossen rjjossen@swidlaw.com,

Robert A Kauffman rkauffman@bm.net, gabramson@bm.net;ssavett@bm.net

Kenneth M Kramer ! kkramer@shearman.com

Zoe La ngsten zoe.langsten@cliffordchance.com

Kim E Levy MDLMutualFundsLitigation@milbergweiss.com

Lewis J Liman lliman@cgsh.com

Timothy Newlyn Mathews TimothyMathews@chimicles.com, annepearlman@chimicles.com

Thomas James McKenna tjmckenna@gaineyandmckenna.com

Sarah Fern Meil sfmeil@wlrk.com

Thomas J Moloney MDL1586@cgsh.com

Christopher MacNeil Murphy cmurphy@mwe.com,

Gary Philip Naftalis gnaftalis@kramerlevin.com

Klari Neuwelt ! KNeuwelt@aol.com,

Breon S Peace bpeace@cgsh.com

Robert Hardy Pees verasmdl@akingump.com

Marshall N Perkins perkins@pivenlaw.com, hill@pivenlaw.com

Mark A Perry mperry@gibsondunn.com, mdl1586@gibsondunn.com

Stephen D Poss sposs@goodwinprocter.com,

Ira Michael Press ipress@kmslaw.com,

John F Pritchard jpritchard@pillsburywinthrop.com,

H Adam Prussin haprussin@pomlaw.com,

Mark Carl Rifkin ! rifkin@whafh.com,

Adam B Rowland abrowland@swidlaw.com, dsgordon@swidlaw.com

William C Sammons wsammons@tydingslaw.com

Alan Schulman alans@blbglaw.com, pamelab@blbglaw.com

Denise Davis Schwartzman DeniseSchwartzman@chimicles.com, nickdemarco@chimicles.com

Peter Edwards Seidman pseidman@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Thomas Blaisdell Smith tbsmith@ropesgray.com, mdl1586dc@ropesgray.com

Lawrence Alan Sucharow glrsmutualfunds@glrslaw.com

Liza Velazquez lvelazquez@paulweiss.com

Chet Barry Waldman mutualfunds@wolfpopper.com

Eric Lawrence Zagar ! ezagar@sbclasslaw.com,

1:04-md-15861 Notice will not be electronically mailed to:

Pritchard, John F.

From: MDD_CM-ECF_Filing@mdd.uscourts.gov
Sent: Wednesday, September 29, 2004 2:44 PM
To: MDDdb_ECF@mdd.uscourts.gov
Subject: Activity in Case 1:04-md-15861-CCB In re: Excelsior, Federated, Scudder "Amended Complaint"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

District of Maryland

Notice of Electronic Filing

The following transaction was received from Chimicles, Nicholas E entered on 9/29/2004 at 2:43 PM EDT and filed on 9/29/2004

Case Name: In re: Excelsior, Federated, Scudder
Case Number: 1:04-md-15861
Filer: Richard Elliott
Lou Ann Murphy
Document Number: 177

Docket Text:
AMENDED COMPLAINT against The Excelsior Funds, Edward Owens, Samaritan Asset Management Services, Pritchard Capital Partners LLC, Trautman Wasserman & Company, Inc., Golden Gate Financial Group, Aurum Capital Management Corporation, Aurum Securities Corporation, Excelsior Tax Exempt Funds Inc., Excelsior Funds Trust, Excelsior Funds Inc., Jonathan Piel, Roger M. Lynch, Morrill Melton Hall Jr., Rodman L. Drake, Frederick S. Wonham, James L. Bailey, The Charles Schwab Corporation, U.S. Trust Company N.A., United States Trust Company of New York, U.S. Trust Corporation, Banc of America Securities LLC, Bank of America Corp., Canary Capital Partners LLC, Canary Capital Partners Ltd, Canary Investment Management, LLC, Edward J Stern, filed by Richard Elliott, Lou Ann Murphy. (Attachments: # (1) Exhibit A# (2) Exhibit B)(Chimicles, Nicholas)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575048-0]
[3f0955d43fdb9e3190c760d09b8595cbb7100e6de5cc081d0915e7d5d631ae49c025
0b700452968972e71a04156eb36f59f340369abd2c20b217e4a19182943a]]
Document description: Exhibit A
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575048-1]
[a97dc086164e038e6da2db76f8d6dd9dc280709200906145a5165c2a024ecfc194f9

0bdf75f7d4767c8564fb8637a51b3b394fbd48e79c9099c52fb5820f5642]]
Document description: Exhibit B
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046883720 [Date=9/29/2004] [FileNumber=575048-2]
[bacbda4c67e134902c770fc2f78292732832548a57751f3ba1d778bdf3a80830fb59
220ec5879349923e90b548e39e125a0598fbee19bddadeb229bea16fd8a5]]

1:04-md-15861 Notice will be electronically mailed to:

Thomas Lee Allen tallen@reedsmith.com,

Martin JE Arms mjearms@wlrk.com

Brian Barry bribarry1@yahoo.com,

James N Benedict james.benedict@cliffordchance.com,

Eric A Bensky benskye@dsmo.com

Max W Berger max@blbglaw.com

Joel H Bernstein GLRSMutualFunds@glrslaw.com

David J Bershad dbershad@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Jerald Bien Willner jerryb@blbglaw.com, blbgmf1@blbglaw.com

Janet A Broeckel jbroeckel@pillsburywinthrop.com,

Nicholas E Chimicles ! nick@chimicles.com,

Daniel P Chiplock dchiplock@lchb.com,

Bruce Edward Clark clarkb@sullcrom.com

Deborah Clark Weintraub MDLMutualFundsLitigation@milbergweiss.com

Elizabeth H Cronise ecronise@lchb.com,

Conor R Crowley ccrowley@muchshelist.com,

Timothy Alan DeLange timothyd@blbglaw.com

Strider Dickson Strider.dickson@piperrudnick.com, elaine.sauer@piperrudnick.com

James S Dittmar jdittmar@goodwinprocter.com,

John D Donovan mdl1586ma@ropesgray.com

Bradley P Dyer ! bpdyer@ssbny.com, ssbny@aol.com

Christopher Paul Ende cende@goodwinprocter.com,

Steven E Fineman sfineman@lchb.com,

Joseph Fonti joseph@blbglaw.com

David Stanley Frankel dfrankel@kramerlevin.com, jourvan@kramerlevin.com

Nichole Michele Galvin nmg@nqgrg.com

Robert S Gans robert@blbglaw.com

Price O Gielen pog@nqgrg.com

Carol Valerie Gilden cgilden@muchshelist.com,

Eric David Gill egill@pillsburywinthrop.com,

Stanley M Grossman smgrossman@pomlaw.com,

Christopher P Hall ! MDL1586@morganlewis.com

Richard M Heimann rheimann@lchb.com,

Robert J Higgins higginsr@dsmo.com, obrient@dsmo.com

Beth Jenifer Hoffman glrsmutualfunds@glrslaw.com

Mark Holland mark.holland@cliffordchance.com,

Robert G Houck robert.houck@cliffordchance.com,

John Bucher Isbister jisbister@tydingslaw.com

Robert J Jossen rjjossen@swidlaw.com,

Robert A Kauffman rkauffman@bm.net, gabramson@bm.net;ssavett@bm.net

Kenneth M Kramer ! kkramer@shearman.com

Zoe La ngsten zoe.langsten@cliffordchance.com

Kim E Levy MDLMutualFundsLitigation@milbergweiss.com

Lewis J Liman lliman@cgsh.com

Timothy Newlyn Mathews TimothyMathews@chimicles.com, annepearlman@chimicles.com

Thomas James McKenna tjmckenna@gaineyandmckenna.com

Sarah Fern Meil sfmeil@wlrk.com

Thomas J Moloney MDL1586@cgsh.com

Christopher MacNeil Murphy cmurphy@mwe.com,

Gary Philip Naftalis gnaftalis@kramerlevin.com

Klari Neuwelt ! KNeuwelt@aol.com,

Breon S Peace bpeace@cgsh.com

Robert Hardy Pees verasmdl@akingump.com

Marshall N Perkins perkins@pivenlaw.com, hill@pivenlaw.com

Mark A Perry mperry@gibsondunn.com, mdl1586@gibsondunn.com

Stephen D Poss sposs@goodwinprocter.com,

Ira Michael Press ipress@kmslaw.com,

John F Pritchard jpritchard@pillsburywinthrop.com,

H Adam Prussin haprussin@pomlaw.com,

Mark Carl Rifkin ! rifkin@whafh.com,

Adam B Rowland abrowland@swidlaw.com, dsgordon@swidlaw.com

William C Sammons wsammons@tydingslaw.com

Alan Schulman alans@blbglaw.com, pamelab@blbglaw.com

Denise Davis Schwartzman DeniseSchwartzman@chimicles.com, nickdemarco@chimicles.com

Peter Edwards Seidman pseidman@milberg.com, MDLMutualFundsLitigation@milbergweiss.com

Thomas Blaisdell Smith tbsmith@ropesgray.com, mdl1586dc@ropesgray.com

Lawrence Alan Sucharow glrsmutualfunds@glrslaw.com

Liza Velazquez lvelazquez@paulweiss.com

Chet Barry Waldman mutualfunds@wolfpopper.com

Eric Lawrence Zagar ! ezagar@sbclasslaw.com,

1:04-md-15861 Notice will not be electronically mailed to: